UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
September 19, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date September 19, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO SUPPLIES A POWER BOILER TO KALMAR ENERGI VÄRME’S NEW
COMBINED HEAT AND POWER PLANT IN SWEDEN
(Helsinki, Finland, September 19, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Power, a part of Metso Paper business area, will supply Kalmar Energi Värme AB with a biomass-fired power boiler to company’s new combined heat and power plant in Kalmar on the east coast of Sweden. Start-up for the plant is scheduled for the end of 2009. The value of the order is approximately EUR 55 million.
The power boiler (90 MWth) will utilize bubbling fluidized bed technology and will burn biomass replacing old district heating boilers and reducing the consumption of oil. The delivery will also include a flue gas condensing system to increase plant’s district heat production. With this new plant Kalmar Energi Värme also starts to produce green electricity.
Kalmar Energi Värme AB is a fully-owned company of Kalmar Energi Holding AB, which is owned by the city of Kalmar and E.ON Sverige AB. Kalmar Energi produces and distributes district heating in the city of Kalmar and the surrounding communities to around 20,000 customers.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its more than 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Lennart Ohlsson, President, Metso Power, tel. +46 70 600 1359.
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.